FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 14, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc

14 May 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 May 2024	282,409	324.30	320.80	322.3307	LSE
14 May 2024	0	0.00	0.00	0.0000	CHIX
14 May 2024	47,037	321.90	321.00	321.4141	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 132,052,131 Ordinary Shares in treasury and have 8,733,140,902 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
14 May 2024	08:07:34	BST	11527	321.20	BATE	1575389
14 May 2024	08:12:24	BST	11519	321.30	BATE	1583045
14 May 2024	08:27:30	BST	11015	321.30	BATE	1601133
14 May 2024	08:42:28	BST	11570	321.90	BATE	1625121
14 May 2024	13:30:08	BST	1406	321.00	BATE	1896194
14 May 2024	08:07:02	BST	5733	321.10	LSE	1574744
14 May 2024	08:07:34	BST	4291	321.20	LSE	1575391
14 May 2024	08:07:42	BST	4781	321.00	LSE	1575575
14 May 2024	08:12:24	BST	4066	321.30	LSE	1583047
14 May 2024	08:16:32	BST	4140	321.00	LSE	1588031
14 May 2024	08:23:04	BST	2061	320.80	LSE	1595850
14 May 2024	08:23:04	BST	1982	320.80	LSE	1595848
14 May 2024	08:29:00	BST	4566	321.60	LSE	1603110
14 May 2024	08:35:59	BST	972	321.40	LSE	1614932
14 May 2024	08:35:59	BST	3708	321.40	LSE	1614930
14 May 2024	08:39:40	BST	4247	321.60	LSE	1621155
14 May 2024	08:52:01	BST	4466	321.70	LSE	1638208
14 May 2024	08:58:55	BST	101	321.40	LSE	1648629
14 May 2024	08:58:55	BST	4391	321.40	LSE	1648627
14 May 2024	09:02:31	BST	4268	322.00	LSE	1653299
14 May 2024	09:04:09	BST	4820	321.90	LSE	1654897
14 May 2024	09:17:46	BST	4650	321.30	LSE	1672325
14 May 2024	09:22:31	BST	4305	321.50	LSE	1678222
14 May 2024	09:27:55	BST	4154	321.30	LSE	1684137
14 May 2024	09:30:09	BST	4007	322.20	LSE	1686668
14 May 2024	09:32:03	BST	4323	321.90	LSE	1688856
14 May 2024	09:40:11	BST	763	322.60	LSE	1697106
14 May 2024	09:40:11	BST	1076	322.60	LSE	1697104
14 May 2024	09:40:11	BST	1490	322.60	LSE	1697102
14 May 2024	09:40:11	BST	1485	322.60	LSE	1697100
14 May 2024	09:40:11	BST	4689	322.60	LSE	1697091
14 May 2024	09:46:32	BST	4040	322.40	LSE	1703035
14 May 2024	09:50:39	BST	1129	322.50	LSE	1707062
14 May 2024	09:50:39	BST	3330	322.50	LSE	1707060
14 May 2024	09:58:47	BST	4867	322.30	LSE	1715511
14 May 2024	10:03:33	BST	1644	322.10	LSE	1721097
14 May 2024	10:03:33	BST	2566	322.10	LSE	1721095
14 May 2024	10:12:18	BST	1342	322.00	LSE	1730691
14 May 2024	10:12:18	BST	3078	322.00	LSE	1730689
14 May 2024	10:20:03	BST	4067	322.00	LSE	1738241
14 May 2024	10:28:31	BST	3517	321.80	LSE	1746776
14 May 2024	10:28:31	BST	1128	321.80	LSE	1746774
14 May 2024	10:35:26	BST	4238	321.80	LSE	1753022
14 May 2024	10:44:32	BST	4192	322.00	LSE	1762966
14 May 2024	10:50:10	BST	4165	321.80	LSE	1768232
14 May 2024	10:54:34	BST	4672	321.60	LSE	1773115
14 May 2024	11:00:36	BST	4033	322.20	LSE	1779686
14 May 2024	11:06:34	BST	4817	321.80	LSE	1784808
14 May 2024	11:10:12	BST	4809	321.60	LSE	1787945
14 May 2024	11:22:24	BST	4272	321.80	LSE	1796559
14 May 2024	11:37:21	BST	4756	322.00	LSE	1806711
14 May 2024	11:40:31	BST	4122	322.00	LSE	1808627
14 May 2024	11:51:02	BST	501	322.40	LSE	1815526
14 May 2024	11:58:41	BST	4767	322.80	LSE	1820323
14 May 2024	12:01:29	BST	4559	322.90	LSE	1822424
14 May 2024	12:07:03	BST	2908	323.00	LSE	1826456
14 May 2024	12:07:03	BST	1761	323.00	LSE	1826454
14 May 2024	12:16:04	BST	4670	322.70	LSE	1832514
14 May 2024	12:21:47	BST	4153	322.40	LSE	1836482
14 May 2024	12:29:49	BST	4683	322.30	LSE	1841382
14 May 2024	12:38:15	BST	3784	322.40	LSE	1848389
14 May 2024	12:38:15	BST	432	322.40	LSE	1848387
14 May 2024	12:47:41	BST	21	322.30	LSE	1856033
14 May 2024	12:47:53	BST	1171	322.30	LSE	1856183
14 May 2024	12:48:30	BST	3253	322.30	LSE	1856663
14 May 2024	13:00:50	BST	4466	322.70	LSE	1867914
14 May 2024	13:05:07	BST	4626	322.70	LSE	1871101
14 May 2024	13:05:07	BST	53	322.70	LSE	1871099
14 May 2024	13:15:02	BST	4570	322.50	LSE	1879280
14 May 2024	13:21:42	BST	4807	322.70	LSE	1885537
14 May 2024	13:30:00	BST	2375	322.80	LSE	1893411
14 May 2024	13:30:00	BST	2227	322.80	LSE	1893409
14 May 2024	13:31:35	BST	1262	322.10	LSE	1901936
14 May 2024	13:31:35	BST	540	322.10	LSE	1901934
14 May 2024	13:31:37	BST	1154	322.10	LSE	1901998
14 May 2024	13:31:38	BST	1748	322.10	LSE	1902054
14 May 2024	13:31:42	BST	41	322.10	LSE	1902125
14 May 2024	13:39:15	BST	1126	322.70	LSE	1910589
14 May 2024	13:39:15	BST	1228	322.70	LSE	1910587
14 May 2024	13:39:15	BST	2546	322.70	LSE	1910585
14 May 2024	13:45:21	BST	4693	323.40	LSE	1916962
14 May 2024	13:55:48	BST	4250	323.60	LSE	1927445
14 May 2024	14:01:54	BST	4802	323.50	LSE	1934060
14 May 2024	14:07:02	BST	3405	323.60	LSE	1939926
14 May 2024	14:12:42	BST	4618	324.10	LSE	1946404
14 May 2024	14:18:07	BST	4082	323.50	LSE	1951992
14 May 2024	14:22:43	BST	4547	324.00	LSE	1957656
14 May 2024	14:29:20	BST	4681	324.30	LSE	1968834
14 May 2024	14:31:39	BST	4844	324.30	LSE	1977067
14 May 2024	14:35:00	BST	4300	324.20	LSE	1985511
14 May 2024	14:36:40	BST	1767	324.10	LSE	1988953
14 May 2024	14:36:40	BST	2669	324.10	LSE	1988951

Date: 14 May 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary